April 17, 2012

Submitted Via EDGAR

Cicely LaMothe

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 Fifth Street, N.E.

Washington, D.C. 20549

Re:      Capstead Mortgage Corporation (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-08896

Dear Ms. LaMothe:

Our responses to the staff’s comments in the April 5, 2012 comment letter are set forth below. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

Item 6.  Selected Financial Data, page 5

1.	Please define “portfolio runoff” and explain how “total average portfolio runoff rate” is calculated in future filings.

The requested information will be disclosed in future filings.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 6

2.	We note your disclosure in the third paragraph of this section regarding the declining trend in coupon interest rates, which significantly impacts your portfolio yield. In future Exchange Act reports, please include an analysis of any trend in this significant measure, as well as any trend in your borrowing rates and total financing spread.

The “Overview” section is intended to be a brief summary that highlights important elements of our MD&A. In future filings we will expand our more extensive discussion of the characteristics and performance of our portfolio included under the caption “Residential Mortgage Investments” to include the requested trend analysis.

Cicely LaMothe

April 17, 2012

Common and Preferred Equity Issuances, page 7

3.	In future Exchange Act reports, please disclose amounts remaining under your at-the-market program.

In future Exchange Act reports, we will disclose shares remaining to be issued under the applicable prospective supplements to our universal shelf registration statement that are on file with the Commission.

Residential Mortgage Investments, page 7

4.	We note your disclosure in the first paragraph of this section regarding the impact of interest rate changes on fair value of short-duration ARM Agency securities as being “relatively modest.” In future Exchange Act reports, please expand this disclosure to provide an analysis of the quantitative impact of changes in interest rates on your portfolio value.

On page 7 we are drawing a comparison of the interest rate sensitivity of short-duration ARM MBS to unspecified longer-duration fixed-rate assets and how fair values are expected to behave in future periods as the underlying mortgages reset to more current rates. This is intended to be a comparison only and not an interest-rate sensitivity disclosure made in accordance with Item 305(a).

On page 17 under the caption “Interest Rate Sensitivity on Operating Results” we disclose the impact of changes in both short- and long-term interest rates on our operating results in accordance with the requirements of Item 305(a).

5.	Please tell us what percentage of your book is represented by interest-only ARMs.

As of December 21, 2011, less than 23% (unpaid principal balance) of our residential mortgage investments are backed by interest-only ARMs that have not reached their initial reset.

6.	We note your disclosure in the second full paragraph on page 9 regarding your repurchase agreements. Please provide us a schedule of your repo lenders holding excess collateral in excess of 5% of your stockholders’ equity. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Cicely LaMothe

April 17, 2012

As of December 31, 2011 there were no individual counterparties or group of related counterparties with which the Company had more than 5% of its capital at risk.

7.	In the first sentence of the second paragraph on page 9 we note your disclosure about “uncommitted repurchase agreements.” In future Exchange Act reports, please explain in greater detail what you mean by “uncommitted.” In addition, we note your haircut range later in the paragraph. In future Exchange Act reports, please also expand your disclosure to provide the period end weighted average haircut and provide any relevant trend disclosure. Lastly, please disclose who calculates collateral value.

We will expand our disclosures in future Exchange Act reports.

Notes to Consolidated Financial Statements

Note 6 – Repurchase Arrangements and Similar Borrowings, Including Interest Rate Hedging Activity, page 42

8.	Please disclose the carrying amount and market value of the assets sold under your repurchase agreements, including accrued interest plus any cash or other assets on deposit under the repurchase agreement. Please also disclose the amount at risk under repurchase agreements with any individual counterparty (or group of related counterparties) that exceeds 10% of stockholders’ equity, the name of such counterparty and the weighted average maturity of the repurchase agreements with each. Refer to Rule 4-08(m)(ii)(A)(1) and 4-08(m)(iii) of Regulation S-X.

We have elected to disclose the total carrying amount (which is effectively the market value, since nearly all of our investments are carried on the balance sheet at market), of our assets pledged to repo liabilities on the face of the balance sheet rather than providing separate disclosure in the footnotes by repo term as required by Rule 4-08(m). This decision was made on the basis of materiality since 95% and 97% of our repo liabilities had original terms of 30 days or less as at December 31, 2011 and 2010, respectively. Similarly, separate disclosure of accrued interest receivable of less than $28 million as of each balance sheet date was not deemed material for disclosure. In future filings we will provide the requested disclosure.

As of December 31, 2011 there were no individual counterparties or group of related counterparties with which the Company had more than 10% of its capital at risk.

9.	Please advise us if any of your repurchase arrangements are repurchase financings under ASC 860-10-40-42. If so, please tell us your accounting policy for these transactions, whether they are accounted for as separate or linked and consider expanding your disclosure in future filings accordingly.

Cicely LaMothe

April 17, 2012

Although the Company enters into seller-financed repurchase arrangements from time to time, the conditions pursuant to ASC 860-10-40-42 are met on all such financings as well as the four criteria pursuant to ASC 860-10-40-44. Therefore these transactions are not considered linked transactions and are accounted for separately. We will consider expanding our accounting policy disclosure to address accounting for seller-financed repurchase arrangements in our 2012 Form 10-K filing and we will provide additional disclosure in future filings should we enter into a linked transaction.

10.	We refer to your “Income statement-related” chart on page 45. Please explain why the effective portion of active derivative positions was recognized in interest expense.

The Company has reclassified from accumulated other comprehensive income into earnings, specifically interest expense, the effective portion of the gains (losses) on its cash flow hedges in the same period or periods during which the hedged transactions effected earnings pursuant to ASC 815-20-35-1. We have disclosed such reclassifications into earnings in a tabular format pursuant to ASC 815-10-50-4 and ASC 815-10-55-182.

Please confirm that these changes are appropriate and responsive to the Commission’s comments.

The Company acknowledges that

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cicely LaMothe

April 17, 2012

If you have any further questions concerning this filing, please contact me at (214) 874-2380, via facsimile at (214) 874-2398 or via email at preinsch@capstead.com.

Sincerely,

/s/ Phillip A. Reinsch
Phillip A. Reinsch
Executive Vice President and Chief Financial Officer

cc:	Andrew F. Jacobs – Capstead Mortgage Corporation
David Barbour – Andrews Kurth LLP (via email)
Muriel C. McFarling – Andrews Kurth LLP (via email)
Howard Altshuler – Ernst & Young LLP (via email)